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                             May 6, 2021

       Gary Bowman
       Chief Executive Officer
       Bowman Consulting Group Ltd.
       12355 Sunrise Valley Drive
       Suite 520
       Reston, VA 20191

                                                        Re: Bowman Consulting
Group Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 3, 2021
                                                            File No. 333-255076

       Dear Mr. Bowman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed May 3, 2021

       Dilution, page 33

   1.                                                   The    historical net
tangible book value per share as of December 31, 2020    and the    as
                                                        adjusted net tangible
book value per share immediately after this offering    do not appear
                                                        to be presented on a
per share basis. Additionally, the historical net tangible book value you present does not
appear to be adjusted for goodwill and intangible assets. Please revise your
presentation or tell us why no changes are necessary. To assist us in evaluating your
dilution computation, please tell us in your response how you derived the amounts in your
computation from your financial statement amounts, or provide us an illustrative
computation.
 Gary Bowman
Bowman Consulting Group Ltd.
May 6, 2021
Page 2
Report of Independent Registered Public Accounting Firm, page F-2

2. Please amend your filing to include an audit report and consent that is finalized and without qualification.
        You may contact James Giugliano at (202) 551-3319 or Theresa Brillant at (202) 551-
3307 if you have questions regarding comments on the financial statements and related matters.
Please contact Nicholas Lamparski at (202) 551-4695 or Dietrich King at (202) 551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameGary Bowman
                                                            Division of
Corporation Finance
Comapany NameBowman Consulting Group Ltd.
                                                            Office of Trade &
Services
May 6, 2021 Page 2
cc:       Andrew M. Tucker
FirstName LastName